Exhibit 1

DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

65 East 55th Street, 19th Floor

New York, NY 10022

December 11, 2008

Dear Fellow Sun-Times Media Group Stockholder:

Under the present board of directors and its Chief Executive Officer, Sun-Times Media Group Inc. (“Sun-Times” or the “Company”) has suffered significant deterioration in its operations, financial performance and liquidity. Sun-Times is now burning through cash at a rate that we believe could lead it to bankruptcy in less than twelve months. As one of the largest investors in Sun-Times–with 4,858,073 shares, or almost 6% of the outstanding shares–Davidson Kempner Capital Management LLC and its affiliated entities do not believe the current Sun-Times board has the requisite expertise to rebuild the value of your investment. Time is precious—Sun-Times’ stock price closed at only $0.05 per share on December 9, 2008. We need your support in order to reconstitute the board with highly qualified directors who have extensive experience in publishing and turnarounds of troubled companies.

NEW DIRECTION IS NEEDED—NOW!

We believe that failed leadership at the very top has contributed to Sun-Times’ disappointing performance. Consider the following chart.

It is obvious to us that corrective action is required today. To protect the future of Sun-Times and your investment, we urge you to sign, date and return the enclosed WHITE consent card today.

REVITALIZING SUN-TIMES

It is our expectation that a new, reconstituted board would engage immediately with management in a thorough review of all aspects of Sun-Times Media Group with the objective to stabilize the Company and position it for long-term growth. Specifically, we expect the new board to focus on three key objectives:

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Stop the Cash Bleed: Sun-Times is currently burning $20 million of cash per quarter on average. More dramatic cost-saving measures are required in order to preserve the Company’s liquidity, including, in our view, possible consideration by the reconstituted Board of joint venture and other partnership opportunities that will allow the Company to outsource certain functions and further reduce its cost base.

•

Resolve the Outstanding IRS Claim: The Company continues to face a $600 million claim from the Internal Revenue Service relating to under-reporting of income from 1996 to 2003. We believe an opportunity may exist to reach resolution with the IRS, and would strongly encourage the new Board to pursue more aggressive mitigation efforts in order to unlock value for the shareholders.

•

Reposition the Company: Given the combination of publishing and restructuring talent on the reconstituted board, we believe the new directors should consider the long-term strategic focus of the Company. With Sun-Times’ large readership and prominent brand, there may exist unexploited opportunities in community newspapers, online publishing, and community internet sites. We expect the new directors to examine these options as potential future avenues for growth and profitability.

We strongly believe that time is of the essence. The first step is to change the Company’s leadership by reconstituting the Board with directors who have the expertise that Sun-Times urgently needs.

RECONSTITUTING THE BOARD

WITH RESTRUCTURING AND INDUSTRY EXPERTISE

The Sun-Times board has overseen an enormous erosion in the value of Sun-Times shares, with the shares today trading at mere pennies. We do not believe that the current board, which shares responsibility for the present state of the Company, is best situated for rebuilding the value of your investment.

We are seeking your support to remove all of Sun-Times’ current directors other than Mr. Robert B. Poile and to replace them with Messrs. Jeremy L. Halbreich, Robert A. Schmitz and Michael E. Katzenstein, nominees with proven track records in publishing and financial restructuring of troubled companies more fully described below. We believe that Sun-Times stockholders require directors with experience in turning around troubled companies, directors with experience in publishing, media and technology, and most importantly, directors who can provide a fresh perspective on how the Company can be run for the benefit of all its stockholders. We urge you to support:

Jeremy L. Halbreich—the former President and General Manager of The Dallas Morning News, where he spent 24 years working in marketing and general management positions. In 1998 he founded American Consolidated Media (ACM), which today operates over 100 community newspapers across the country. Mr. Halbreich sold ACM in 2007 to an Australian media group. He is a graduate of Harvard College and the Harvard Business School’s Advanced Management Program. We believe that Mr. Halbreich will provide critical industry experience to the Sun-Times board.

Robert A. Schmitz—a partner at Quest Turnaround Advisors, a restructuring firm. He has led turnarounds at PTV Inc., Cablecom, and the Spectran Corporation. As a former Managing Director of Trust Company of the West (TCW), he was responsible for all media related investments, including a number of community newspaper groups. Mr. Schmitz is a former partner at McKinsey & Co., the management consulting firm, where he advised Dow Jones on its reorganization of the Wall Street Journal and later joined the Dow Jones Management Committee to oversee various publishing divisions. Mr. Schmitz is a graduate of the University of Michigan and the Sloan School of Management at the Massachusetts Institute of Technology. We believe that Mr. Schmitz’s media turnaround experience will provide insight into the review of all aspects of Sun-Times business plan and operations.

Michael E. Katzenstein—founder and principal of CXO, L.L.C., a restructuring and turnaround management firm. Mr. Katzenstein has served as Chief Restructuring Officer and in other senior management roles in a number of recent turnarounds including the predecessor to One Communications Corp., Pacific Crossing Limited, Pac-West Telecomm, and VarTec Telecom and advises many companies and investor groups in the media, technology and telecommunications industries, among others. He currently serves as Chairman of the board of directors at RCN Corporation. He was formerly a law partner at the New York predecessor to Cooley Godward Kronish in New York. Mr. Katzenstein is a graduate of the State University of New York at Binghamton, and the Boston University School of Law. We believe that Mr. Katzentstein’s extensive restructuring experience, as well as his experience in media, will assist Sun-Times in optimizing its business operational plan.

PLEASE EXECUTE AND RETURN YOUR CONSENT TODAY

Because we believe that an amicable process would institute the required changes most efficiently, Davidson Kempner has attempted to negotiate a fair and reasonable settlement with the Board over the last several weeks. Unfortunately, we have been unable to reach agreement with the Company to date as we believe that significant changes must be made at Sun-Times immediately and the Company does not appear to share our sense of urgency.

The future of Sun-Times is at stake—please provide your consent today to protect the value of your investment. Remember, our objective is the same as yours—to earn a profit on our investment. By signing, dating and returning the enclosed WHITE consent card, you can help us bring the renewed direction to Sun-Times that it so desperately needs.

We thank you for your support.

DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

IMPORTANT

If your shares are held in your own name, please sign, date and return the enclosed WHITE consent card today. If your shares are held in “Street-Name,” only your broker or bank can execute a consent with respect to your shares—and only upon your specific instructions. Please return the enclosed WHITE consent card to your broker or bank and contact the person responsible for your account to ensure that a WHITE consent card is delivered on your behalf.

If you have any questions, or need assistance in executing or delivering your consent, please contact the firm assisting us in the solicitation of consents:

INNISFREE M&A INCORPORATED

TOLL-FREE: (888) 750-5834

Banks and Brokers call collect: (212) 750-5833